                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            _________________________
                                    FORM 11-K
               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1996
                                       or
             [  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                  For the transition period from _____ to _____
                       Commission File Number:  _________

A.  FULL TITLE OF THE PLAN:
    CCC INFORMATION SERVICES INC. 401(K) RETIREMENT SAVINGS & INVESTMENT PLAN

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF IT PRINCIPAL EXECUTIVE OFFICES:

    CCC INFORMATION SERVICES GROUP INC.
    World Trade Center Chicago
    444 Merchandise Mart
    Chicago, Illinois 60654-1005
    (312) 222-4636

                          CCC INFORMATION SERVICES INC.
                          (A Wholly-Owned Subsidiary of
                       CCC Information Services Group Inc.)

                          401(k) RETIREMENT SAVINGS &
                                 INVESTMENT PLAN
                           FINANCIAL STATEMENTS AND
                            ADDITIONAL INFORMATION
                      Years Ended December 31, 1996 and 1995

                          CCC INFORMATION SERVICES INC.
         (A Wholly-Owned Subsidiary of CCC Information Services Group Inc.)

                    401(k) RETIREMENT SAVINGS & INVESTMENT PLAN
                  FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION


                                TABLE OF CONTENTS

                                                                      Page(s)

Report of Independent Accountants                                        1

Financial Statements:

  Statements of Net Assets Available for Plan Benefits, with
    Fund Information - December 31, 1996 and 1995                       2-3

  Statements of Changes in Net Assets Available for Plan Benefits,
    with Fund Information - Years Ended December 31, 1996 and 1995      4-5

  Notes to Financial Statements                                         6-9

Additional Information:

  Schedule of Assets Held for Investment Purposes -
    December 31, 1996                                                Schedule I

  Schedule of Reportable Transactions -
    Year Ended December 31, 1996                                     Schedule II

                       REPORT OF INDEPENDENT ACCOUNTANTS





To the Participants and Administrator of CCC Information Services Inc.
401(k) Retirement Savings & Investment Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the CCC Information Services Inc. 401(k) Retirement Savings & Investment Plan (Plan) at December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price Waterhouse LLP


June 25, 1997
Chicago, Illinois


                                     CCC INFORMATION SERVICES INC.
                   (A Wholly-Owned Subsidiary of CCC Information Services Group Inc.)

                              401(k) RETIREMENT SAVINGS & INVESTMENT PLAN
                                 STATEMENT OF NET ASSETS AVAILABLE FOR
                                  PLAN BENEFITS, WITH FUND INFORMATION

                                            December 31, 1996

                                                             FUND INFORMATION
                                 -----------------------------------------------------------------------
                                                                                 WARBURG
                                                 FIDELITY                        PINCUS          KEMPER
                                     THE         BLUE CHIP        KEMPER         GROWTH &        TOTAL
                                   KAUFMANN       GROWTH          GROWTH          INCOME         RETURN
                                  FUND, INC.       FUND          FUND - A          FUND         FUND - A
                                  ----------     ---------       --------        --------       --------

Investments, at market value     $  2,014,269   $  1,782,188   $  1,644,604     $  717,471    $  576,772
Principal loan balance                      -              -              -              -             -
Contribution receivable:
   Employee                            15,428         15,115          7,468          6,760         2,646
   Employer                             2,273          1,703          1,289            668           587
                                 ------------   ------------   ------------     ----------    ----------
   Total assets                  $  2,031,970   $  1,799,006   $  1,653,361     $  724,899    $  580,005
                                 ============   ============   ============     ==========    ==========
Less amounts due participants

   Net assets available for plan benefits

                                                             FUND INFORMATION
                                 -----------------------------------------------------------------------
                                                    FIDELITY                      WARBURG
                                                    SPARTAN                       PINCUS
                                     FIDELITY        MONEY        BERWYN       INTERNATIONAL    KEMPER
                                     PURITAN         MARKET       INCOME           EQUITY    INTERNATIONAL
                                       FUND           FUND       FUND, INC.         FUND        FUND - A
                                     --------       --------     ----------    ------------- ------------

Investments, at market value       $  480,762     $  454,183     $  304,389     $  291,759    $  229,568
Principal loan balance                      -              -              -              -             -
Contribution receivable:
   Employee                             4,011          2,304          2,183          2,553         1,914
   Employer                               493            342            373            222           199
                                   ----------     ----------     ----------     ----------    ----------
   Total assets                    $  485,266     $  456,829     $  306,945     $  294,534    $  231,681
                                   ==========     ==========     ==========     ==========    ==========
Less amounts due participants

   Net assets available for plan benefits


                                                      FUND INFORMATION
                                ----------------------------------------------------------
                                    KEMPER          KEMPER
                                    INCOME           U.S.
                                 AND CAPITAL      GOVERNMENT      PRINCIPAL
                                 PRESERVATION     SECURITIES        LOAN
                                   FUND - A        FUND - A        BALANCE          OTHER      COMBINED
                                 ------------     ----------      ---------        -------    -----------

Investments, at market value       $  192,639     $  172,447     $        -         $     -   $ 8,861,051
Principal loan balance                      -              -        144,274               -       144,274
Contribution receivable:
   Employee                               879          1,233         (2,343)              -        60,151
   Employer                               165            152              -               -         8,466
                                   ----------     ----------     ----------        --------   -----------
   Total assets                    $  193,683     $  173,832     $  141,931              -      9,073,942
                                   ==========     ==========     ==========
Less amounts due participants                                                       (58,372)      (58,372)
                                                                                   --------    ----------
   Net assets available for plan benefits                                          $(58,372)   $9,015,570
                                                                                   ========    ==========


     The accompanying notes are an integral part of these financial statements.


                                      CCC INFORMATION SERVICES INC.
                    (A Wholly-Owned Subsidiary of CCC Information Services Group Inc.)

                               401(k) RETIREMENT SAVINGS & INVESTMENT PLAN
                                  STATEMENT OF NET ASSETS AVAILABLE FOR
                                  PLAN BENEFITS, WITH FUND INFORMATION

                                           December 31, 1995


                                                             FUND INFORMATION
                                 -----------------------------------------------------------------------

                                                                                 WARBURG
                                                 FIDELITY                        PINCUS          KEMPER
                                     THE         BLUE CHIP        KEMPER         GROWTH &        TOTAL
                                   KAUFMANN       GROWTH          GROWTH          INCOME         RETURN
                                  FUND, INC.       FUND          FUND - A          FUND         FUND - A
                                  ----------     ---------       --------        --------       --------

Investments, at market value     $  979,601     $1,107,391     $1,355,285       $576,061        $534,593
Principal loan balance                    -              -              -              -               -
                                 ----------     ----------     ----------       --------        --------
   Total assets                  $  979,601     $1,107,391     $1,355,285       $576,061        $534,593
                                 ==========     ==========     ==========       ========        ========
Less amounts due participants

   Net assets available for plan benefits




                                                             FUND INFORMATION
                                     ----------------------------------------------------------------------
                                                    FIDELITY                      WARBURG
                                                    SPARTAN                       PINCUS
                                     FIDELITY        MONEY        BERWYN       INTERNATIONAL    KEMPER
                                     PURITAN         MARKET       INCOME           EQUITY    INTERNATIONAL
                                       FUND           FUND       FUND, INC.         FUND        FUND - A
                                     --------       --------     ----------    ------------- --------------

Investments, at market value        $  323,638     $  558,609    $  245,302     $  200,844    $  153,216
Principal loan balance                       -              -             -              -             -
                                    ----------     ----------    ----------     ----------    ----------
   Total assets                     $  323,638     $  558,609    $  245,302     $  200,844    $  153,216
                                    ==========     ==========    ==========     ==========    ==========
Less amounts due participants

   Net assets available for plan benefits




                                                     FUND INFORMATION
                                 ---------------------------------------------------------
                                    KEMPER          KEMPER
                                    INCOME           U.S.
                                 AND CAPITAL      GOVERNMENT      PRINCIPAL
                                 PRESERVATION     SECURITIES        LOAN
                                   FUND - A        FUND - A        BALANCE           OTHER     COMBINED
                                 ------------     ----------      ---------          -----     --------


Investments, at market value     $  197,753       $  203,927      $       -       $      -   $  6,436,220
Principal loan balance                    -                -         90,859              -         90,859
                                 ----------       ----------      ---------       --------   ------------
   Total assets                  $  197,753       $  203,927      $  90,859              -      6,527,079
                                 ==========       ==========      =========
Less amounts due participants                                                      (57,988)       (57,988)
                                                                                  --------   ------------
   Net assets available for plan benefits                                         $(57,988)  $  6,469,091
                                                                                  ========   ============

  The accompanying notes are an integral part of these financial statements.

                                                   CCC INFORMATION SERVICES INC.
                                    (A Wholly-Owned Subsidiary of CCC Information Services Group Inc.)

                                          401(k) RETIREMENT SAVINGS & INVESTMENT PLAN
                                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                            FOR PLAN BENEFITS, WITH FUND INFORMATION

                                                    Year Ended December 31, 1996



                                                          Fund Information
                         ----------------------------------------------------------------------------------------------------------
                                                                   Warburg                                     Fidelity
                                      Fidelity                     Pincus          Kemper                      Spartan
                             The      Blue Chip      Kemper       Growth &         Total         Fidelity       Money        Berwyn
                          Kaufmann     Growth        Growth        Income          Return         Puritan       Market       Income
                          Fund, Inc.    Fund         Fund-A         Fund           Fund-A          Fund          Fund         Fund
                          ----------  --------       ------       ---------        ------        --------        -------    -------

Source of net assets:
 Contributions:
  Employee              $   546,435    $ 551,461    $ 264,349   $ 272,801        $ 85,120      $ 105,885     $ 101,165    $ 70,423
  Employer                   86,504       93,053       46,872      43,668          18,868         21,969        14,742      13,788
  Loan Repayments            10,307       12,922        4,702       3,389           2,096          4,156         3,601         919
  Investment income         113,579      108,975      394,370      (4,232)         94,175         55,141        21,911      29,492
  Net appreciation
   (depreciation) in
   fair value of
   investments              149,154      110,516     (176,310)     (7,615)       (10,993)          4,452             -       6,534
                        -----------   ----------   ----------   ---------      ----------      ----------    ---------   ---------
    Total sources           905,979      876,927      533,983     308,011        189,266         191,603       141,419     121,156
                        -----------   ----------   ----------   ---------      ----------      ----------    ---------   ---------

Application of net assets:
  Withdrawals              (139,740)    (105,947)    (179,493)    (53,995)       (89,564)        (52,269)     (229,306)    (30,480)
  Loans to participants     (30,681)     (26,135)     (19,534)     (6,291)        (4,208)         (8,899)       (1,808)       (421)
                        -----------   ----------   ----------   ---------      ----------      ----------    ---------   ---------

    Total applications     (170,421)    (132,082)    (199,027)    (60,286)       (93,772)        (61,168)     (231,114)    (30,901)
                        -----------   ----------   ----------   ---------      ----------      ----------    ---------   ---------
  Interfund transfers,
  net                       316,811      (53,230)     (36,880)    (98,887)       (50,082)         31,193       (12,085)    (28,612)
                        -----------   ----------   ----------   ---------      ----------      ----------    ---------   ---------
Increase (decrease) in
  net assets during
  the year                1,052,369      691,615      298,076     148,838         45,412         161,628      (101,780)     61,643

Net assets available
  for plan benefits:
  Beginning of the year     979,601    1,107,391    1,355,285     576,061        534,593         323,638       558,609     245,302
                        -----------   ----------   ----------   ---------      ----------      ----------    ---------   ---------
  End of the year       $ 2,031,970   $1,799,006   $1,653,361   $ 724,899      $ 580,005       $ 485,266     $ 456,829   $ 306,945
                        ===========   ==========   ==========   =========      ==========      ==========    =========   =========


                                                               Fund Information
                      ----------------------------------------------------------------------------------------------------------
                          Warburg                          Kemper          Kemper
                          Pincus                           Income           U.S.
                      International       Kemper         and Capital      Government      Principal
                          Equity      International     Preservation      Securities        Loan
                           Fund          Fund-A            Fund-A          Fund-A          Balance       Other          Combined
                      -------------   -------------     ------------      ----------      ---------      -------        --------
Source of net assets:
 Contributions:
  Employee              $   103,721    $  44,616         $ 33,779         $ 34,905       $      -      $      -       $ 2,214,660
  Employer                   14,290        9,474            7,506            8,537              -             -           379,271
  Loan Repayments             1,987          505              370              877        (45,831)            -                 -
  Investment income          17,437       18,107           11,954           13,262              -             -           874,171
  Net appreciation
   (depreciation) in
   fair value of
   investments                8,604       12,159           (9,045)          (8,018)             -             -            79,438
                        -----------   ----------        ---------        ---------      ---------     ---------       -----------
    Total sources           146,039       84,861           44,564           49,563        (45,831)            -         3,547,540
                        -----------   ----------        ---------        ---------      ---------     ---------       -----------
Application of net assets:
  Withdrawals               (27,501)     (31,013)         (14,367)         (32,160)       (14,842)         (384)       (1,001,061)
  Loans to participants      (7,266)      (1,789)          (3,087)          (1,626)       111,745             -                 -
                        -----------   ----------        ---------        ---------      ---------     ---------       -----------
    Total applications      (34,767)     (32,802)         (17,454)         (33,786)        96,903          (384)       (1,001,061)
                        -----------   ----------        ---------        ---------      ---------     ---------       -----------
  Interfund transfers,
    net                     (17,582)      26,406          (31,180)         (45,872)             -             -                 -
                        -----------   ----------        ---------        ---------      ---------     ---------       -----------

Increase (decrease) in
  net assets during
  the year                   93,690       78,465           (4,070)         (30,095)        51,072          (384)        2,546,479

Net assets available
  for plan benefits:
  Beginning of the year     200,844      153,216          197,753          203,927         90,859       (57,988)        6,469,091
                        -----------   ----------        ---------        ---------      ---------     ---------       -----------
  End of the year       $   294,534   $  231,681        $ 193,683        $ 173,832      $ 141,931     $ (58,372)      $ 9,015,570
                        ===========   ==========        =========        =========      =========     =========       ===========

  The accompanying notes are an integral part of these financial statements.


                                                  CCC INFORMATION SERVICES INC.
                            (A Wholly-Owned Subsidiary of CCC Information Services Group Inc.)

                                          401(k) RETIREMENT SAVINGS & INVESTMENT PLAN
                                         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                            FOR PLAN BENEFITS, WITH FUND INFORMATION

                                                   Year Ended December 31, 1995


                                                                    FUND INFORMATION
                                       ----------------------------------------------------------------------
                                                                                        WARBURG
                                                       FIDELITY                         PINCUS        KEMPER
                                           THE         BLUE CHIP        KEMPER          GROWTH &      TOTAL
                                         KAUFMAN        GROWTH          GROWTH          INCOME        RETURN
                                        FUND, INC.       FUND          FUND - A          FUND        FUND - A
                                        ----------     ---------       --------         --------     --------

Source of net assets:
   Contributions:
      Employee                          $  175,213     $  198,534     $  322,908     $  101,242    $  209,744
      Employer                              28,411         33,588         79,530         17,936        46,179
   Loan Repayments                           2,927          3,909          6,285            913         5,354
   Investment income                        15,985         72,995        156,498         29,920        53,747
   Net appreciation (depreciation)
      in fair value of investments          14,100        (79,502)       306,536        (34,518)      165,256
                                        ----------     ----------     ----------    -----------   -----------
        Total sources                      236,636        229,524        871,757        115,493       480,280
                                        ----------     ----------     ----------    -----------   -----------
Application of net assets:
   Withdrawals                             (17,246)       (17,526)      (207,651)       (10,148)     (138,285)
   Loans to participants                         -              -              -              -             -
                                        ----------     ----------     ----------    -----------   -----------
        Total applications                 (17,246)       (17,526)      (207,651)       (10,148)     (138,285)
                                        ----------     ----------     ----------    -----------   -----------
Interfund transfers, net                   760,211        895,393       (889,326)       470,716      (819,964)
                                        ----------     ----------     ----------    -----------   -----------
Increase (decrease) in net assets          979,601      1,107,391       (225,220)       576,061      (477,969)

Net assets available for plan benefits:
   Beginning of the year                         -              -      1,580,505              -     1,012,562
                                        ----------     ----------     ----------     ----------   -----------
   End of the year                      $  979,601     $1,107,391     $1,355,285     $  576,061   $   534,593
                                        ==========     ==========     ==========     ==========   ===========



                                                                    FUND INFORMATION
                                       ------------------------------------------------------------------------

                                                        FIDELITY                      WARBURG
                                                        SPARTAN                       PINCUS
                                         FIDELITY       MONEY           BERWYN     INTERNATIONAL       KEMPER
                                         PURITAN        MARKET          INCOME        EQUITY       INTERNATIONAL
                                          FUND          FUND           FUND, INC.      FUND           FUND - A
                                         --------       ---------      ---------   -------------   ------------

Source of net assets:
   Contributions:
      Employee                           $  43,343      $  37,780      $  27,570      $  30,075    $  102,597
      Employer                               8,757          7,334          6,150          4,776        28,203
   Loan Repayments                             967          1,595            232            718         1,605
   Investment income                        12,098          9,951         12,893          5,384         1,830
   Net appreciation (depreciation)
      in fair value of investments           2,171              -         (6,682)         1,629        31,824
                                        ----------     ----------     ----------     ----------    ----------
        Total sources                       67,336         56,660         40,163         42,582       166,059
                                        ----------     ----------     ----------     ----------    ----------
Application of net assets:
   Withdrawals                             (12,462)       (37,039)        (1,058)        (3,309)      (51,535)
   Loans to participants                         -              -              -              -             -
                                        ----------     ----------     ----------     ----------    ----------
        Total applications                 (12,462)       (37,039)        (1,058)        (3,309)      (51,535)
                                        ----------     ----------     ----------     ----------    ----------
Interfund transfers, net                   268,764        538,988        206,197        161,571      (198,719)
                                        ----------     ----------     ----------     ----------    ----------

Increase (decrease) in net assets          323,638        558,609        245,302        200,844       (84,195)

Net assets available for plan benefits:
   Beginning of the year                         -              -              -              -       237,411
                                        ----------     ----------     ----------     ----------    ----------
   End of the year                      $  323,638     $  558,609     $  245,302     $  200,844    $  153,216
                                        ==========     ==========     ==========     ==========    ==========


                                                                     FUND INFORMATION
                                      ----------------------------------------------------------------------
                                          KEMPER         KEMPER
                                          INCOME          U.S.          KEMPER          KEMPER       KEMPER
                                       AND CAPITAL     GOVERNMENT       MONEY           GLOBAL       HIGH
                                      PRESERVATION     SECURITIES       MARKET          INCOME       YIELD
                                        FUND - A       FUND - A        PORTFOLIO       FUND - A     FUND - A
                                       -----------     ----------      ---------       --------     --------

Source of net assets:
   Contributions:
      Employee                           $  99,007      $  76,470      $  76,373       $  4,249     $  92,011
      Employer                              15,045         17,494         16,316          1,364        14,353
   Loan Repayments                               -            214          1,668              -           106
   Investment income                        24,963         24,776         14,458          4,607         9,409
   Net appreciation (depreciation)
      in fair value of investments          32,623         28,267              -         25,523         9,579
                                        ----------     ----------       --------       --------      --------
        Total sources                      171,638        147,221        108,815         35,743       125,458
                                        ----------     ----------       --------       --------      --------
Application of net assets:
   Withdrawals                             (32,452)       (36,061)       (52,716)       (25,142)       (6,220)
   Loans to participants                         -              -              -              -             -
                                        ----------     ----------       --------       --------      --------
        Total applications                 (32,452)       (36,061)       (52,716)       (25,142)       (6,220)
                                        ----------     ----------       --------       --------      --------
Interfund transfers, net                  (230,091)      (240,415)      (444,992)      (214,481)     (224,790)
                                        ----------     ----------       --------       --------      --------
Increase (decrease) in net assets          (90,905)      (129,255)      (388,893)      (203,880)     (105,552)

Net assets available for plan benefits:
   Beginning of the year                   288,658        333,182        388,893        203,880       105,552
                                        ----------     ----------       --------       --------      --------
   End of the year                      $  197,753     $  203,927       $      -       $      -      $      -
                                        ==========     ==========       ========       ========      ========


                                                              FUND INFORMATION
                                          -------------------------------------------------------
                                            SELF       PRINCIPAL
                                          DIRECTED       LOAN
                                           FUNDS        BALANCE          OTHER       ELIMINATION'S   COMBINED
                                          --------     ----------        -----       -------------   --------

Source of net assets:
   Contributions:
      Employee                            $  6,890      $      -         $     -      $          -  $1,604,006
      Employer                               1,682             -               -                 -     327,118
   Loan Repayments                              47       (26,540)              -                 -           -
   Investment income                         1,355             -               -                 -     450,869
   Net appreciation (depreciation)
      in fair value of investments           8,063             -               -                 -     504,869
                                        ----------      ---------       --------      ------------  ----------
        Total sources                       18,037       (26,540)              -                 -   2,886,862
                                        ----------      ---------       --------      ------------  ----------
Application of net assets:
   Withdrawals                             (24,488)             -          4,210            71,837    (597,291)
   Loans to participants                         -         71,837              -           (71,837)          -
                                        ----------      ---------       --------      ------------  ----------
       Total applications                  (24,488)        71,837          4,210                 -    (597,291)
                                        ----------      ---------       --------      ------------  ----------
Interfund transfers, net                   (39,062)             -              -                 -           -
                                        ----------      ---------       --------      ------------  ----------
Increase (decrease) in net assets          (45,513)        45,297          4,210                 -   2,289,571

Net assets available for plan benefits:
   Beginning of the year                    45,513         45,562        (62,198)                -   4,179,520
                                        ----------      ---------       --------      ------------  ----------
   End of the year                      $        -      $  90,859       $(57,988)     $          -  $6,469,091
                                        ==========     ==========       ========      ============  ==========

  The accompanying notes are an integral part of these financial statements.

                         CCC INFORMATION SERVICES INC.
              (A Subsidiary of CCC Information Services Group Inc.)

                  401(k) RETIREMENT SAVINGS & INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

GENERAL

The CCC Information Services Inc. (Company) 401(k) Retirement Savings & Investment Plan (Plan) is a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code (IRC). The Plan is designed to provide retirement benefits for all employees of the Company. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

TRUSTEE

The Company has appointed an officer of the Company as trustee for the Plan (Trustee).

THIRD PARTY ADMINISTRATOR AND CUSTODIAN

Prior to July 1, 1995, the third party administrator for the Plan was Life Group Administrators Inc. and the Plan assets' custodian was Kemper Financial Services. To provide participants with increased investment flexibility, the Company entered into agreements, in July 1995, with The Benefit Center, Inc. and Fidelity Funds Network to perform third party administrator and custodial duties, respectively. On July 31, 1995, the Plan assets were transferred into funds maintained by Fidelity Funds Network and invested in Investment Funds as determined by Plan participants.

PARTICIPATION AND VESTING

Employees who have completed at least six months of service, attained the age of 20 and are employed under a schedule equivalent to at least 20 hours per week are eligible to participate in the Plan. Participants are always 100% vested in their account balances, including employer contributions.

CONTRIBUTIONS

Plan participants may contribute annually an amount ranging between 1% and 14% of eligible compensation into any of the Plan's established Investment Funds, as specified in the Plan agreement. All participant contributions are subject to limitations set forth in the IRC and the regulations promulgated thereunder. The Company match of participant contributions is 33%, limited to an annual maximum of $1,000 per participant. Individual participant accounts are maintained by the custodian for participant contributions, including the Company matching contributions, and an individual's investment fund performance. See Note 6 - Plan Changes Effective After December 31, 1996.

INVESTMENT FUNDS

1.  THE KAUFMANN FUND, INC.

    Assets included in this fund are invested in common stocks, convertible preferred stocks and bonds, including convertible bonds. The fund may also invest, subject to specific percentage limitations, in warrants, options, restricted securities, the securities of foreign issuers and in the securities of other investment companies. The fund may also, subject to specific percentage limitations, engage in short selling and in leveraging.

2.  FIDELITY BLUE CHIP GROWTH FUND

    Assets included in this fund are mainly invested in common stocks of well-known and established companies.

3.  KEMPER GROWTH FUND - A

    Assets included in this fund are principally invested in common stocks of companies with above average growth prospects, but may also be invested in convertible securities such as bonds and preferred stock.

4.  WARBURG PINCUS GROWTH & INCOME FUND

    Assets included in this fund are invested primarily in equity securities, including common stock, securities that are convertible into common stock and readily marketable securities, such as rights and warrants, which derive their value from common stock.

5.  KEMPER TOTAL RETURN FUND - A

    Assets included in this fund are invested in bonds, debt securities, preferred stocks and equity securities seeking a combination of income and capital appreciation.

6.  FIDELITY PURITAN FUND

    Assets included in this fund are invested in a broadly diversified portfolio of high-yielding securities, such as common stocks, preferred stocks, and bonds.

7.  FIDELITY SPARTAN MONEY MARKET FUND

    Assets included in this fund are invested in high-quality, short-term money market securities of all types.

8.  BERWYN INCOME FUND, INC.

    Assets included in this fund are invested in fixed income corporate debt securities, preferred stocks, securities issued or guaranteed by the U.S. Government, and common stocks paying cash dividends. The fixed income corporate debt securities in which the fund will invest will be bonds, debentures and corporate notes.

9.  WARBURG PINCUS INTERNATIONAL EQUITY FUND

    Assets included in this fund are invested primarily in equity securities of companies that have their principal business activities and interests outside the United States.

10. KEMPER INTERNATIONAL FUND - A

    Assets included in this fund are invested in an internationally diversified portfolio of equity securities, principally non-U.S. issuers.

11. KEMPER INCOME AND CAPITAL PRESERVATION FUND - A

    Assets included in this fund are invested in investment grade debt securities.

12. KEMPER UNITED STATES (U.S.) GOVERNMENT SECURITIES FUND - A

    Assets included in this fund are invested in obligations issued or guaranteed by the U.S. Government or its agencies.


LOANS

The Plan provides for loans to participants in hardship situations and for the purchase of a primary residence. The loan repayment terms and interest rates are approved by the Plan Trustee. These loans reduce participant investments in their respective selected Investment Funds.

WITHDRAWALS

The Plan provides that a participant may receive a distribution only in the following circumstances: (1) the participant attains age 70-1/2, (2) the participant retires, (3) the participant separates from the Company, (4) the participant dies, (5) the participant becomes disabled, (6) the participant encounters a financial hardship as specified in the Plan, or (7) there is a Qualified Domestic Relations Order issued by a court against the participant.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are presented on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME

Quoted market prices are used to value investments. Realized gains and losses, interest income and dividends are reflected as investment income, while unrealized gains and losses are reflected as net appreciation (depreciation) in the Statement of Changes in Net Assets Available for Plan Benefits. Realized gains and losses resulting from the sale of securities are based on the difference between the selling price and the cost of the securities, cost being determined on an average cost basis. Unrealized gains and losses are based on the difference between the market value and the cost of the securities, cost being determined on an average cost basis.

EXPENSES OF THE PLAN

The Company has paid expenses incurred by the Plan Administrator or Trustee in the administration of the Plan. The Company may elect, at any time, to charge Plan administration expenses to the Plan.

NOTE 3 - DUE PARTICIPANTS

EXCESS CONTRIBUTIONS

Amounts due participants presented in the Statement of Net Assets Available for Plan Benefits consist of excess contribution amounts to be refunded to participants, as a result of discrimination testing set forth in the IRC.

BENEFIT DISTRIBUTIONS

In accordance with authoritative guidance for accounting and disclosure by employee benefit plans, participant distributions payable at year-end are not presented as a liability in the Statement of Net Assets or included in benefit payments in the Statement of Changes in Net Assets, resulting in a difference between the Plan's Form 5500 and the accompanying financial statements. Benefit payment obligations existing at December 31, 1996 and 1995 were $115,446 and $0, respectively.

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of termination, the Plan's assets will be distributed to participants in accordance with the Plan's provisions.

NOTE 5 - TAX STATUS

Prior to August 1, 1995, the Plan was a standardized prototype plan and, thus, the Plan relied on the Internal Revenue Service (IRS) opinion letter issued to the sponsor of the prototype plan. Effective August 1, 1995, the Plan was restated as an individually designed plan and an application for determination with respect to the new Plan document was filed with the IRS. The Company has received a favorable determination letter for the Plan from the IRS dated June 20, 1997. Consequently, no provision for income taxes has been made in the accompanying financial statements.

NOTE 6 - PLAN CHANGES EFFECTIVE AFTER DECEMBER 31, 1996

On December 20, 1996, the Board of Directors of CCC Information Services Group Inc. (CCCISG) (the Company's parent company) authorized the following changes to the Plan:

CONTRIBUTIONS

Effective April 1, 1997, the Company match of participant contributions was increased from 33% to 50%, limited to an annual maximum of $1,000 per participant.

INVESTMENT FUNDS

CCCISG's stock was added as an option to the available investment funds. Participants will be able to invest up to 25% of their current elective contributions and Company's matching contributions in CCCISG's stock, subject to the effectiveness of a registration statement with the Securities and Exchange Commission.


                                                                                            SCHEDULE I

                                  CCC INFORMATION SERVICES INC.
                   (A Wholly-Owned Subsidiary of CCC Information Services Group Inc.)

                              401(k) RETIREMENT SAVINGS & INVESTMENT PLAN
                           ITEM 27(a) SCHEDULES HELD FOR INVESTMENT PURPOSES

                                       DECEMBER 31, 1996



      IDENTITY OF ISSUE, BORROWER,                DESCRIPTION OF                             CURRENT
      LESSOR, OR SIMILAR PARTY                      INVESTMENTS             COST              VALUE
      ----------------------------                --------------            ----             -------

      344,909 Shares of The Kaufmann                Mutual Fund          $1,851,015         $2,014,269
        Fund, Inc.

*1    54,518 Shares of Fidelity Blue                Mutual Fund           1,751,174          1,782,188
        Chip Growth Fund

      126,023 Shares of Kemper                      Mutual Fund           1,845,961          1,644,604
        Growth Fund - A

      47,358 Shares of Warburg Pincus               Mutual Fund             759,604            717,471
        Growth & Income Fund

      57,219 Shares of Kemper                       Mutual Fund             587,998            576,772
        Total Return Fund - A

*1    27,886 Shares of Fidelity                     Mutual Fund             474,140            480,762
        Puritan Fund

*1    454,183 Shares of Fidelity Spartan            Mutual Fund             454,183            454,183
        Money Market Fund

      24,727 Shares of The Berwyn                   Mutual Fund             304,537            304,389
        Income Fund, Inc.

      14,000 Shares of Warburg Pincus               Mutual Fund             281,526            291,759
        International Equity Fund

      19,438 Shares of Kemper                       Mutual Fund             215,864            229,568
        International Fund - A

      22,824 Shares of Kemper Income                Mutual Fund             193,135            192,639
        and Capital Preservation Fund - A

      19,959 Shares of Kemper U.S.                  Mutual Fund             174,922            172,447
        Government Securities Fund - A

*1    Plan Participants                         Participant Loans *2        144,274            144,274
                                                                         ----------         ----------
      Total                                                              $9,038,333         $9,005,325
                                                                         ==========         ==========

*1 - Denotes party-in-interest.
*2 - Interest rates range from 7.75% to 10.30%.

                                                                                                         SCHEDULE II
                                      CCC INFORMATION SERVICES INC.
                    (A Wholly-Owned Subsidiary of CCC Information Services Group Inc.)

                               401(k) RETIREMENT SAVINGS & INVESTMENT PLAN
                            ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS*1

                                         YEAR ENDED DECEMBER 31, 1996


                                                                                                                 CURRENT
                                                                                         EXPENSE                 VALUE OF
                                                                                         INCURRED                ASSET ON
      IDENTITY OF                                           PURCHASE   SELLING   LEASE     WITH      COST OF   TRANSACTION NET GAIN
      PARTY INVOLVED         DESCRIPTION OF ASSET            PRICE      PRICE    RENTAL TRANSACTION   ASSET       DATE      (LOSS)
      --------------         --------------------           --------   -------   ------ -----------  -------   ----------- --------

   The Kaufmann Fund, Inc.   Purchased 243,814 shares of
                               The Kaufmann Fund, Inc.      $1,392,999  $   -    $   -    $   -    $1,392,999   $1,392,999  $  -

   The Kaufmann Fund, Inc.   Sold 92,885 shares of
                               The Kaufmann Fund, Inc.            -      525,155     -        -       507,485      525,155   17,670

   Kemper Service Company    Purchased 63,900 shares of
                               Kemper Growth Fund - A          899,034      -        -        -       899,034      899,034     -

   Kemper Service Company    Sold 28,411 shares of
                               Kemper Growth Fund - A             -      455,005     -        -       433,406      455,005   21,599

*2 Fidelity Funds Network    Purchased 27,824 shares of
                               Fidelity Blue Chip Growth
                               Fund                            866,026      -        -        -       866,026      866,026     -

   Warburg Pincus Growth &   Purchased 23,296 shares of
    Income Fund                Warburg Pincus Growth &
                               Income Fund                     362,235      -        -        -       362,235      362,235     -


*1 - Transactions or series of transactions which total five percent of the current value of plan assets at the beginning of the plan year are included as reportable transactions.
*2 - Denotes party-in-interest.

                       CCC INFORMATION SERVICES GROUP INC.
                                AND SUBSIDIARIES

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 25, 1997                     CCC Information Services Group Inc.

                                        By: /s/Richard W. Steel
                                           -----------------------------------
                                        Name:  Richard W. Steel
                                        Title: Vice President Human Resources
                                                and Plan Trustee